UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

AS OF DECEMBER 31, 2019 AND 2018

Annual Report, Financial Statements and Informative Summary

Together with the Auditor and the Supervisory Committee's Reports edenor

CONTENTS Letter from the Chairman

1 |	Relevant data	1
2 |	Managing and supervisory boards	5
3 |	Macroeconomic context	10
4 |	Argentine Electricity Market	13
5 |	Description of our management activities	20
6 |	Fiscal Year Results	54
7 |	Sustainability	61
8 |	Board of Directors’ Proposal	67

Appendix I – Corporate Governance Report

LETTER FROM THE CHAIRMAN

To the Shareholders:

I hereby submit for your consideration the Annual Report, the Financial Statements and other documentation relating to the fiscal year ended December 31, 2019, which the Board of Directors sends for its discussion to the Company’s Annual General Meeting. The referred to documentation reflects the Company’s performance in its twenty-seventh fiscal year.

The year ended December 31, 2019 was strongly influenced by the macroeconomic situation and the political changes that significantly affected our activities, the results of operations, our customers’ situation and the outlook for fiscal year 2020.

From the regulatory point of view, as we noted in our letter a year ago, Law No. 27,467 was enacted, instructing the Federal Executive Power to promote such actions that may be necessary to transfer edenor to the jurisdiction of the City of Buenos Aires and the Province of Buenos Aires. We said at that time that such decision, agreed-upon between the jurisdictions on February 28, 2019, was full of implications and complexities, and today, that a year has passed, progress has been made on some aspects while others have not been resolved and many of the uncertainties still remain. Additionally, the comments made by the new authorities after the change of government at the national and provincial level, make it difficult to predict when this process will end.

Among the progress made are the approval of the transfer of jurisdiction by both the legislative and the executive bodies of the City of Buenos Aires and the Province of Buenos Aires, respectively, and the agreement on the creation of a joint Regulatory Agency, which as of to date has not been set up. Also significant was the agreement on the regularization of obligations entered into with the Energy Secretariat, putting an end to the mutual pending claims originated in the 2006-2016 transition period. By virtue of that agreement, the Company (i) waived any rights to which it could be entitled and abandoned any actions against the Federal Government, including the complaint filed by edenor in 2013 for failure to comply with the obligations resulting from the Agreement on the Renegotiation of the Concession Agreement  entered into on February 13, 2006, (ii) bound itself to settle debts for works and loans for consumption (“mutuums”) originated in the transition period, (iii) undertook to pay users certain penalty and compensation amounts related to that period, and (iv) agreed to make investments, in addition to those agreed upon in the Tariff Structure Review, aimed at improving the reliability and safety of the service. The agreement implies for the Company disbursements for a total approximate amount of ARS 7,600 million, including the payment of the generated income tax. In return, the Federal Government partially recognized the claim duly made by the Company -referred to in caption (i) above-, by fully offsetting pending obligations with the Wholesale Electricity Market (MEM) for electric power purchases made during the transition period, partially cancelling the mutuums for investments granted by CAMMESA also during that period, and cancelling penalties payable to the National Treasury; all that for an approximate amount of ARS 6,900 million.

Going back to the new regulatory developments, it is important to point out that on September 19, 2019, the Company agreed with the Energy Government Secretariat to maintain, during the six-month period commenced on August 1, 2019, the electricity rate schedule that was in effect prior to the commencement of such period for all electricity rate categories. It was also agreed that such deferral of revenue would be recovered by the Company in seven monthly installments as from January 1, 2020. However, on December 23, 2019, Law No. 27,541 on Social Solidarity and Production Reactivation was enacted, which provided for a new freeze on tariffs, this time for a period of up to 180 days, maintained the ENRE’s jurisdiction for one year and declared the intention of reviewing the results of the Tariff Structure Review carried out and in effect since 2017.

As a result of these measures, edenor’s  electricity rates have not been adjusted since February 2019 -adjustment that included inflation until December 2018- without recognizing the increases recorded in distribution costs for more than one year, with inflation in 2019 reaching its highest level since 1991. From the electricity distribution viewpoint, we can affirm that the totality of the real electricity rate increase applied from 2016 to date was appropriated by the Federal Government and used to both reduce subsidies and collect taxes, with the funds available for this Distributor being the same as, or even lower than, those available in 2015 in constant currency.

While we are well aware of the economic situation that led to the declaration of the state of emergency in energy matters, both in the country and in Province of Buenos Aires, it is our obligation to warn about the need to find, as soon as possible, a solution that will allow for the compliance with this Distributor’s obligations and rights within the applicable regulatory framework in pursuit of the objectives declared by the National and Provincial authorities, but ensuring the sustainability of the public service, object of the concession, without compromising eventual subsidies from the public coffers. As we have always said, we believe that subsidies should be directed towards those who need them instead of charging the cost of energy consumed by those who can afford it to the public purse. As always, we are at the disposal of the authorities to discuss ideas and projects aimed at improving this distribution. We believe that such discussion should also include the situation of low-income neighborhoods and shantytowns, whose consumption costs are not covered by the government as it did since 1992 and result in a burden of nearly ARS 1,500 million per year on the company’s accounts.

Whilst we understand social concerns about the level of electricity rates, I believe that it is important to highlight that, at the date of this annual report, 82% of edenor‘s customers pay a bill that, on average, and including taxes, is below ARS 650, an amount that is not only one of the lowest in the country but also much lower than the amount paid for services with almost the same penetration in households such as cable TV or mobile telephony and Internet.

Another important aspect of our level of revenues is related to the fall recorded in the demand. In this year energy sales fell 5.7% and are approximately 20% lower than the estimated demand for this same year when the Tariff Structure Review that served as the basis for determining the applicable electricity rates was carried out in 2016. The electricity rates should recognize the operating costs of an efficient company, the depreciation, and a reasonable profitability over the network’s value, and are fixed by the regulator taking into account the expected demand for the tariff period.

However, while the demand for electricity, as we have said, continued to decrease, the maximum demand for power continues to increase year after year, and is currently at record high levels. This situation requires that the planned investments be carried out without delay, so much so that only in 2019 we put into service another 1,540 MVA of power to increase our network’s installed capacity, making it imperative that the Distributor’s economic and financial equation be restored.

Finally, with regard to our revenues, we cannot omit mentioning the permanent increase of electricity theft. Despite the incorporation of new customers through the installation of “MIDE” (Energy Integrated Meter) meters, which allow customers with irregular income to adapt their electricity purchases to their income as well as to improve their consumption administration, the theft of electricity continues to be an immense challenge for the Company that, in spite of some detected cases of very noticeable fraud, 280 criminal complaints filed and 36 arrests, and an enormous effort of all the staff, we have not been able to decrease. Thus, energy losses increased from 18.2% to 19.8% despite the actions implemented to tackle them and a winter season with normal average temperatures, but with a noticeable fall in the consumption of large users in 2019 that affects such ratio.

As I previously said, investment requirements cannot be delayed if we want to continue moving along the path of service quality improvement we have followed since 2014. We are very proud of having reduced the average duration of power cuts per customer by 52% and their frequency by more than 35% since we embarked on that path. To achieve this, in edenor we have continued to invest the totality of the available funds as no dividends have been distributed since 2001. The year’s investments, though lower than those of 2018, meant a considerable effort on the company’s part and involved reinvesting the totality of the profits in our network, fulfilling our commitment to the Regulator. In 2019 we achieved 99.82% network availability, the best record of the last 10 years and without a doubt one of the best in the country, a fact that is reflected in the significant improvement of our customers’ satisfaction that continued improving to reach 76.3% of satisfaction.

That increase in the level of satisfaction is also a reflection of the results of the new customer service model deployed in all the customer service channels. In 2019 we launched a new version of the edenordigital application, with a greater number of procedures, payment options and a more agile and intuitive navigation; and in the contact center we implemented a new platform to facilitate self-management. In the commercial offices we continued to make progress in the implementation of prompt service sectors, called “experience centers”, which include on-site video, self-management kiosks and direct customer service telephone lines, with the assistance of specialist staff, which allowed us to reduce response times. In order to provide a better support to all these customer service channels we implemented a centralized back office, thus allowing for the standardization and improvement of communication with the customer. As for large customers, the exclusive and differentiated customer service consolidated in the commercial offices as well as in the contact center and in edenordigital, additionally, the installation plan of edenor’s first 1,000 smart meters was deployed for them. Finally, we should mention the “Let’s talk with numbers” massive communication campaign, whose aim was to make the general public aware of our activity’s data on costs, rates, investments and service quality through the national media.

We launched several initiatives to decrease service restoration times that have helped consolidate this path of improvement, among them relocating operational centers, using forecasting tools for maintenance activities, implementing tree pruning programs in HV and MV lines, incorporating more live-line working teams to decrease the need for power cuts to perform maintenance tasks and new works, and the putting into service of more than 2,000 remote control points and nearly 3,800 remote supervision points in our entire network.

I would also like to refer to the profit for the year, which amounts to ARS 12,134 million, but includes an ARS 11,192 million gain on the “Result of exposure to the changes in the purchasing power of the currency” (RECPAM, as per its Spanish acronym) and ARS 13,888 million (after tax) from the recording of the previously mentioned Agreement on the Regularization of Liabilities. This implies that the operating profit decreased by ARS 2,462 million or 40% as compared to that obtained in 2018, due mainly to the fall in demand, the freeze on tariffs and the greater energy losses. These effects could not be offset in spite of a rational management of costs and the ARS 565 million decrease in negative financial results, which, nevertheless, continue to remain at high levels mainly as a consequence of both the impact of the devaluation on the dollar-denominated debt and the increase in interest rates.

The public service of electricity distribution involves us all, is essential for our daily lives and has enormous challenges lying ahead. We must improve it, achieve universal access and make electricity available to enable the planning of investments, thereby contributing to the development and growth of employment that will lead to a more fair society for everyone. To our customers, we would like to ratify each and every member of edenor’s undertaking to make every effort to, on a daily basis, provide a better service, which is the essence of our mission.

Finally, I would like to express my recognition to all the Company staff for their professionalism, effort and cooperation in the development of operation and support tasks that allowed us to successfully meet the demand and the challenges taken up during the year; to the Board of Directors and Supervisory Committee’s members for always accompanying us along this path in a proactive manner; and finally to our shareholders, who, in spite of the many years of disregard for the applicable regulations and no return on their invested capital, have maintained their trust in the Company, its employees and its management. To all of them, my most sincere and deepest gratitude, because their continued support and trust during all these years encourage us to continue making every effort to make of edenor a better company every day, and in so doing contribute to the realization of our customers and employees’ personal aspirations, and the development of the communities in which we serve and for which we devote all our efforts and experience 24 hours a day, 365 days a year to continuing improving.

Ricardo Torres

Chairman

GLOSSARY

ADR	American Depositary Receipt
IRAM	Argentine Standardization and Certification Institute
ITF	Bank transfer tax
ByMA	Bolsas y Mercados Argentinos | (Buenos Aires Stock Exchange)
LEBAC	Central Bank bills
BCRA	Central Bank of Argentina
COSO	Committee of Sponsoring Organizations of the Treadway
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico
(the company in charge of the regulation and operation of the wholesale electricity market)
CPD	Company’s Own Distribution Cost
CIF	Cost Insurance and Freight
SEE	Electric Power Secretariat
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
MINEM	Energy and Mining Ministry
MIDE	Energy Integrated Meter
FOB	Free on Board
GWh	Gigawatt-hour
HV	High voltage
IVR	Interactive Voice Response
IMF	International Monetary Fund
kV - V	Kilovolt
kW	Kilowatt
SOX	Ley Sarbanes-Oxley
LNG	Liquid Natural Gas
LLW	Live-line working
BT	Low voltage
MT	Medium voltage
MVA	Megavolt-ampere
MW	Megawatt
MWh	Megawatt-hour
MERVAL	Mercado de Valores de Buenos Aires | (Buenos Aires Securities Market)
MSCI	Morgan Stanley Capital Internacional
MULCON	Multiple Concentric
INDEC	National institute of Statistics and Census
ENRE	National Regulatory Authority for the Distribution of Electricity
CNV	National Securities Commission
NYSE	New York Stock Exchange
PESA	Pampa Energía S.A.
SRRyME	Renewable Resources and Electricity Market Secretariat
ROLL-OVER	Risk associated with debt maturity mismatches and with the refinancing of debt
TAM	Rolling Annual Rate
SEC	Securities and Exchange Commission
E FACTOR	Stimulus Factor
SAIDI	System Average Interruption Duration Index
SAIFI	System Average Interruption Frequency Index
RTI	Tariff Structure Review
BUSHING	Transformer terminals
MEM	Wholesale Electricity Market

CORPORATE PURPOSE AND CONCESSION AREA

edenor’s corporate purpose is to provide electricity distribution and sale services within the concession area and under the terms of the concession agreement, as well as to invest in other electricity distribution companies and render consulting and advisory services related to its business.

The electricity distribution and sale service is provided on an exclusive basis to all the customers connected to the network within the area comprised of the following:

Region I: City of Buenos Aires, the area encompassing Dock "D", unnamed street, path of the Autopista Costera (coastline highway), extension of Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General Paz Ave. and Río de La Plata river, and Province of Buenos Aires, the districts of San Martín, Tres de Febrero, San Isidro and Vicente López.

 Region II: Province of Buenos Aires, the districts of Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza.

 Region III: Province of Buenos Aires, the districts of San Fernando, Tigre, Escobar, Malvinas Argentinas, San Miguel, José C. Paz, Pilar, Moreno and General Rodríguez.

OUR SHAREHOLDERS

The share capital of edenor is represented by a total of 906,455,100 common, registered, non-endorsable shares, with a par value of ARS 1 each and the right to one vote per share, divided into three classes: the class “A” shares owned by the Controlling Group, the class “B” free float shares held by the market, and the class “C” shares that remain from the Employee Stock Ownership Program (ESOP).

The ownership of the Company’s common shares as of December 31, 2019 is as follows:

Stock performance

edenor is listed on ByMA, being one of the Argentine companies comprising the S&P Merval index [with a weighting of 0.79% as of December 31, 2019]. Furthermore, it has a Level-II ADR program in place, allowed to be listed on the NYSE, with each ADR representing 20 common shares.

Additionally, since December 2018, edenor is included in the Sustainability Index developed by ByMA and the Inter-American Development Bank that seeks to identify and recognize the leading companies in Environmental, Social, Sustainable Development and Corporate Governance matters among those listed on ByMA.

The following chart shows the development of edenor’s share price and volume traded on ByMA over the last five years:

The following chart shows the development of edenor’s ADR price and volume traded on the NYSE over the last 5 years:

ANNUAL REPORT 2019

CHAPTER

02

Managing and supervisory boards

BOARD OF DIRECTORS

The business of edenor is managed by the Board of Directors, which, in accordance with the By-laws, is comprised of twelve directors and up to the same number of alternate directors, who hold office for a term of one year and are eligible for re-election. The holders of “Class A” common shares will be entitled to elect seven directors and seven alternate directors, whereas the holders of “Class B” and “Class C” common shares will be entitled to jointly appoint five directors and five alternate directors.

In turn, the Board of Directors delegates specific functions to an Executive Committee, which, as the Audit Committee, is comprised solely of regular Board members. As for the Audit Committee, it is entirely comprised of directors who qualify as independent.

The Annual General Meeting held on April 24, 2019 appointed the members and alternate members of the Board of Directors for fiscal year 2019. Furthermore, the Board of Directors at the meeting held on April 29, 2019, subsequent to the Annual General Meeting, distributed the positions and approved the continuance of Mr. Ricardo Torres as chairman of the Board.

The Board of Directors’ composition at the date of issuance of this Annual Report is as follows:

Name	Position	Class	Independence
Ricardo Torres	Chairman	Class A	Non-independent
Gustavo Mariani	Vice-Chairman	Class A	Non-independent
María Carolina Sigwald	Director	Class A	Non-independent
Diego Martin Salaverri	Director	Class A	Non-independent
Maria José Wuille Bille	Director	Class A	Independent
Gustavo Jorge Capatti	Director	Class A	Independent
Carlos Alberto Iglesias	Director	Class A	Independent
Emilio Basavilbaso	Director	Class B/C	Independent
Carlos Lorenzetti	Director	Class B/C	Independent
Lucas Amado	Director	Class B/C	Independent
Mariano García Mithieux	Director	Class B/C	Independent
Miguel Angel De Godoy	Director	Class B/C	Independent
Leandro Montero	Alternate Director	Class A	Non-independent
Daniel Flaks	Alternate Director	Class A	Non-independent
Eduardo Abel Maggi	Alternate Director	Class A	Non-independent
Mariano Batistella	Alternate Director	Class A	Non-independent
Gerardo Ruben Tabakman	Alternate Director	Class A	Non-independent
Carlos Dionisio Ariosa	Alternate Director	Class A	Non-independent
Ariel Schapira	Alternate Director	Class A	Non-independent
Luciano Careri	Alternate Director	Class B/C	Independent
Alejandro Chiti	Alternate Director	Class B/C	Independent

In 2019, alternate directors appointed by classes “B” and “C”, Francisco Bosch and Patricio Ezequiel Jaccoud Girart, who had been appointed at the Annual General Meeting dated April 24, 2019, and Adriana Avalos, who had been appointed at the General Ordinary Shareholders’ Meeting dated August 8, 2019, tendered resignations, which were accepted by the Board of Directors at the meeting held on December 20, 2019.

MANAGEMENT COMMITTEE

Name	Position
Ricardo Torres	Chairman and Chief Executive Officer
Daniel Flaks	Technical Director
Eduardo Maggi	Operations Director
Gerardo Tabakman	Customer Service Director
Leandro Montero	Finance and Control Director
Luis Lenkiewicz	IT and Telecommunications Director
Mariana de La Fuente	Human Resources Director
Ariel Schapira	Digital Transformation Director
Carlos Ariosa	Legal Affairs Manager

Detailed below is the list of edenor’s main executives:

SUPERVISORY COMMITTEE

edenor has a Supervisory Committee in place, which is responsible for overseeing compliance with the By-laws, the shareholders’ resolutions and the applicable laws. Furthermore, and without prejudice to the function developed by the External Auditor, the Supervisory Committee must submit to the Annual General Meeting a written report on the reasonableness of the information included in the Annual Report and the Financial Statements submitted by the Board of Directors.

In accordance with the By-laws, the Supervisory Committee is comprised of three members and up to three alternate members elected by the shareholders at an Ordinary Shareholders’ Meeting for a term of one year and the right to reelection. The holders of “Class A” common shares will be entitled to elect two members and two alternate members. The holders of “Class B” and “Class C” common shares will be entitled to jointly appoint one member and one alternate member.

Name	Position	Class
Daniel Abelovich	Chairman	A
Germán Wetzler Malbrán	Member	A
Jorge Roberto Pardo	Member	B/C
Martin Fernandez Dussaut	Alternate Member	A
Marcelo Fuxman	Alternate Member	A
Sandra Auditore	Alternate Member	B/C

The Annual General Meeting held on April 24, 2019 appointed the members and alternate members of the Supervisory Committee for fiscal year 2019. The composition of the Supervisory Committee at the date of issuance of this Annual Report is as follows:

AUDIT COMMITTEE

Pursuant to Law No. 26,831 on Capital Markets, all listed companies are required to have an Audit Committee comprised of at least three Board members, a majority of whom must be independent, in accordance with the criteria set forth by the CNV.

The members of the Audit Committee are appointed by the Board of Directors and elected from among Board members who have the highest level of experience in business, financial or accounting matters. In compliance with the SEC’s regulations, an “Audit Committee financial expert” must be appointed from among the members of the Committee.

Name	Independence	Class
Gustavo Jorge Capatti [1]	Independent	A
Carlos Alberto Iglesias	Independent	A
Lucas Amado	Independent	B/C
[1] Appointed as Financial Expert at the Audit Committee's meeting held on April 29, 2019.

REMUNERATION PolICY

The total remuneration for the Board of Directors and the Supervisory Committee is fixed annually by the Annual General Meeting. For such purpose, the Board of Directors makes a proposal following the provisions of the Business Organizations Law and the CNV’s regulations. Additionally, in accordance with the provisions of Law No. 26,831 on Capital Markets, the Board of Directors fee proposal is evaluated by the Audit Committee for the purposes of issuing an opinion on the reasonableness thereof.

Upon approval of the total remuneration by the Annual General Meeting, the Board of Directors, exercising the authority delegated by the Shareholders’ Meeting, assigns the remuneration of each director.

Furthermore, it is the Shareholders’ Meeting that has the authority to authorize the Board to pay directors and Supervisory Committee members advanced fees, subject to the approval of the Annual General Meeting that approves the financial statements for the fiscal year in question.

The remuneration policy for executive directors and managers provides for a fixed remuneration system related to both the level of responsibility required for the position and its competitiveness as compared to similar positions in the market; and a variable remuneration system associated with the business objectives and the degree of achievement of such objectives.

The Board of Directors has not appointed a Remuneration Committee, delegating to the Human Resources Department the approval of the general policy on the remuneration of employees, as well as the duty to propose options and subsequently implement the specific decisions and policies on these issues.

ANNUAL REPORT 2019

CHAPTER

03

Macroeconomic context

edenor
EDN
LISTED
NYSE
THE BEST ARGENTINE ENERGY
10 YEARS AT NYSE

GENERAL CONTEXT

ECONoMIC ACTIVIty

As of the third quarter of 2019, the economic activity recorded a cumulative fall of 2.5% as compared to the same period of the previous year, due mainly to the fact that private consumption, public consumption and investment decreased 7.8%, 1.1% and 17.8% respectively.

The contraction in the activity reached 10 of the 16 economic sectors, with financial intermediation (12.4%), wholesale, retail trade and repairs (9.4%), and manufacturing industry (7.6%) being the most affected ones. These falls were partially offset by the hikes recorded in, among other, the following categories: agriculture, livestock, hunting and forestry (26.3%), private households with domestic service (5.8%), and mining and quarrying (1.1%). These falls were partially offset by the 77.1% year-on-year increase of exports net of imports.

DEVELOPMENT OF PRICES

In 2019, the Cost-of-Living Index published by the INDEC showed a variation of 53.8%. The greatest variations were recorded in the health (72.1%), communications (63.9%), and household equipment and maintenance (63.7%) categories. The categories affected to a lesser extent were housing, water, electricity and other fuels (39.4%), education (47.1%), and recreation and culture (48.5%). As for wages, measured by the Permanent Workers’ Average Taxable Remuneration (Remuneración Imponible Promedio de los Trabajadores Estables - RIPTE) record, they recorded a year-on-year increase of 44.4% as of December 2019 compared to the same month of 2018.

FISCAL SITUATION

In 2019, the Non-Financial Public Sector’s fiscal accounts recorded at December 2019 a cumulative primary and total deficit of 0.5% and 4.0% of GDP, respectively. The total annual variation of tax revenues measured in Argentine pesos, according to the figures published by the Federal Administration of Public Revenues (AFIP), closed 2019 with an increase of 47.4% as compared to 2018. Furthermore, primary expenditure recorded in 2019 by the National Treasury showed a year-on-year variation of 37.2%.

FOREIGN TRADE

According to the INDEC, the cumulative current account deficit as of the third quarter of 2019 reached USD 6,500 million, amount which represents approximately 1.4% of the GDP. However, in the first three quarters of 2019, the trade balance recorded a surplus of USD 1,500 million, with Free on Board value exports amounting to USD 48,000 million, whereas the Cost, Insurance and Freight value of imports was USD 38,500 million. During the period in question, exports of primary products as well as agricultural manufacturing exports increased 26.3% and 2.6% respectively, whereas industrial manufacturing exports contracted 7.1%. Fuel and energy exports increased 5.9% to USD 3,200 million. As for imports, there was a contraction compared to the same period of 2018 in the following categories: automotive (56.5%), capital goods (34.3%), fuel and lubricants (33.2%), consumer goods (28.6%), parts and accessories (19.1%), and intermediate goods (13.5%).

FINANCIal system

The US dollar wholesale rate of exchange according to Communication A35000 of the BCRA at December 31, 2019 was ARS 59.89/USD, recording a cumulative increase of 58.4% as compared to the end of 2018 and a year-on-year average variation of 71.1%. The BCRA’s international reserves at the end of the year totaled USD 44,800 million, which represents a decrease of USD 20,900 million as compared to the level reached in the previous year. As for the monetary base, it amounted to ARS 1,895,000 million, reflecting at the end of 2019 an increase of approximately 34.5%, as compared to the previous year. Furthermore, the BCRA’s stock of debt on account of bills issued totaled at the end of 2019 the equivalent expressed in dollars of USD 17,800 million, showing a year-on-year contraction of 9%.

ANNUAL REPORT 2019

CHAPTER

04

Argentine Electricity Market

LEGAL AND REGULATORY FRAMEWORK

CONCESSION

The Concession was granted in 1992 for a term of 95 years that may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods, a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the Company’s share capital, currently owned by PESA, must be offered for sale through a public bidding.

It is worth pointing out that as a consequence of the Renegotiation of the Concession Agreement, in the framework of Law 25,561 on Economic Emergency and Foreign Exchange System Reform, and complementary ones, the ENRE provided that the first management period set forth in the concession agreement will be regarded as fulfilled with the ending of the five-year rate period that began on January 1, 2017 when the Tariff Structure Review established in the Renegotiation Agreement became effective.

edenor has the exclusive right to distribute and sell electricity within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in a timely manner and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession Agreement.

edenor’s performance is subject to the terms and conditions of its Concession Agreement and the provisions of the regulatory framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, resolutions and regulatory and supplementary regulations issued by the authorities responsible for this matter.

In this context, edenor is responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the Concession Agreement and the regulatory framework, and carrying out the works and investments it deems suitable.

Failure to comply with the established guidelines will result in the application of fines, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology set forth in such Agreement and subsequent resolutions. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

In addition to that which has been previously described, by Law No. 27,467, which approved the 2019 Federal Budget, the Federal Executive Power was instructed to take the necessary steps in order for edenor to become subject to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019, and to promote the creation of a new oversight body.

In this regard, on February 28, 2019, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into an Agreement to Transfer the Public Service of Electricity Distribution, duly awarded by the Federal Government to edenor under a concession, to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires. It is worth pointing out that edenor was not a party to such agreement.

Consequently, on May 9, 2019, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into an Agreement on the Implementation of the Transfer of Jurisdiction of the public service of electricity distribution, for the concession area. Such Agreement provides that the Province of Buenos Aires and the City of Buenos Aires jointly assume the capacity as Grantor of such service, and that the public service provided by edenor will continue to be governed by its concession agreement and the applicable national legal and regulatory regulations.

On the same date, the Province of Buenos Aires (PBA) and the City of Buenos Aires (CABA) also entered into an Agreement on the joint exercise of jurisdiction, pursuant to which it was provided that both parties will jointly exercise the jurisdiction over the electricity distribution and sale service in the area of edenor and Edesur S.A. Furthermore, the agreement provided for the setting up of the Metropolitan Electricity Service Regulatory Authority (Ente Metropolitano Regulador del Servicio Eléctrico – “EMSE”), as bipartite agency comprised of the PBA and the CABA that will be in charge of the regulation and control of the aforementioned public service.

Both Agreements were approved by the CABA by means of Legislative Resolution No. 161/19 and by the PBA by means of Executive Order No. 1289/19.

However, in the framework of the Economic Emergency declared by Federal Law No. 27,541 on Social Solidarity and Production Reactivation, it was provided that, during the emergency period, the ENRE will retain the jurisdiction over edenor‘s public service of electricity distribution, with all the previously described actions being thereby suspended.

wholesale ELeCTRICity MArket

In 1991, the Energy Secretariat creates the MEM, whose main participants are the Distributors, Generators, Transmitters and Large Users, called Agents of the electricity market.

Additionally, the need to instantly match supply with demand and the impossibility of storing electricity leads to a centralized dispatch that determines where, who and how much will be generated at the same time. It is for this purpose that in July 1992, CAMMESA, the entity responsible for the wholesale market, is created.

Over the last years, the Federal Government modified the conditions originally established by means of different resolutions, thus having nowadays a significant and decisive participation in the functioning of the MEM. However, since 2016 the Federal Government has issued resolutions aimed at reducing subsidies and moving towards a more sustainable market situation. Additionally, new laws and approved regulations affect and will affect market behavior in the next years.

In 2015, as from the passing of Law No. 27,191, by means of the National Program for the Promotion of Renewable Energy Sources, the share of renewable sources of energy in the national electricity grid is expected to increase progressively until it reaches 20% of the energy matrix by December 31, 2025.

These measures made it possible to meet the SAD’s record demands for power that have been repeatedly surpassed over the last three years, to such an extent that the last peak power demand recorded in February 2018 of 26,320 MW was fully met with domestic generation, making it unnecessary to import. However, in 2019, the record demand amounted to 26,113 MW, 613 MW of which were imported from Uruguay and 20 MW from Paraguay. These imports were mainly due to the aforementioned countries’ renewable generation surplus, rather than to a domestic generation deficit. The system’s spinning reserve during the peak demand amounted to 1,880 MW (7.2%).

In 2017, by means of Resolution No. 1085/17, the SEE modifies significantly the allocation of costs of the High Voltage and Extra High Voltage Transmission systems. The changes implemented, applicable as from December 1, 2017, are as follow:

▪  MEM generators no longer pay for the use of the transmission networks, except for the connection equipment entirely destined for each Generator;

▪  the total cost of each Transmitter is distributed among the users in its network, in proportion to their demand for energy, no longer applying the calculation methodology based on equipment use.

On December 27, 2017, Law No. 27,424 on Distributed Generation was published. The law provides for the legal and contractual conditions for the generation of renewable energy by the users of the distribution network, for self-consumption, and eventual injection of surplus energy produced into the grid. This law was regulated on November 2, 2018.

CAMMESA

The operation of the MEM is managed by CAMMESA, the body in charge of the dispatch organized as a corporation (sociedad anónima), in which the Federal Government, through the SEE, owns 20% of its share capital. The remaining 80% is owned, in equal proportions, by the associations that represent MEM participants: Generators, Transmitters, Distributors and Large Users.

CAMMESA is a non-profit corporation that is responsible, since its creation, for the technical operation of the electricity system and the management of MEM transactions, in accordance with the electricity regulatory framework and related regulations, which include, among other responsibilities, the following:

▪  determining the technical and economic dispatch of electricity in the national interconnection system (production schedule of all power generation plants of the power system to meet the demand),

▪  planning energy capacity needs and optimizing energy use pursuant to the regulations periodically issued by the SEE,

▪  acting as agent of the various MEM participants,

▪  purchasing from or selling electricity to other countries by performing the respective import/export operations,

▪  managing the availability of the generation system,

▪  supervising the operation of the term market and managing the technical dispatch of electricity in conformity with the agreements entered into in that market;

▪  managing the supply and trust agreements for the new thermal and nuclear power plants, especially for non-conventional sources of energy or those works within the National Hydraulic Works Program.

The operating expenses of CAMMESA are covered by mandatory contributions made by all MEM participants.

During the last years, due to the imbalance between production costs disbursed and the amount collected from the Agents for their demand through prices that do not cover said costs, the MEM lost its economic self-sustainability. The operating deficit of the MEM’s power and energy compensation funds and accounts has been financed by the Federal Government through loans granted to CAMMESA, a situation that is being gradually rectified by reducing subsidies to the demand.

mem PARTICIPANTS

 The main MEM participants are the companies engaged in the generation, transmission and distribution of electricity, and, to a lesser extent, large users and electricity brokers.

-       Generators

In Argentina, there are more than one hundred generation companies, there are fewer auto-generation companies, and just a few co-generation companies, most of which operate more than one generation plant. As of December 31, 2019, the installed capacity amounted to 39,704 MW, 62% of which derived from thermal generation, 27% from hydraulic generation, 4% from nuclear generation and 7% from non-conventional sources of energy.

-       Transmitters

Electricity is transmitted from power generation plants to distribution companies through the high voltage electricity transmission system. Transmission companies do not engage in purchases or sales of electricity, their service is governed by the Electricity Regulatory Framework and related regulations issued by the competent authority. The majority of the system is owned by Transener S.A., a company indirectly and jointly controlled by PESA. Regional transmission companies own the remaining portion of the sub-transmission.

-       Distributors

Each distribution company supplies electricity to customers and operates the related distribution network in a specific geographic area pursuant to a concession agreement, which provides, among other things, for the concession area, the quality of service required, the electricity rates to be paid by customers for the distribution service and the obligation to satisfy the demand. The ENRE monitors compliance by distribution companies, edenor and Edesur S.A. with the provisions of the respective concession agreements and with the Regulatory Framework Law No. 24,065.

-       Large users

The MEM classifies Large Users of energy into three categories: Major Large Users (GUMA), Minor Large Users (GUME) and Particular Large Users (GUPA). At present, each of these customer categories purchases its energy demand directly from CAMMESA. Agreements between parties (Generator and Large User) are only limited to the Energy Plus1 segment with respect to the demand exceeding the base demand, i.e. the amount of energy the customer consumed back in 2005.

In 2017, by means of Resolution No. 281-E/17, the MINEM laid down the Regulations for the Renewable Energy Term Market, which establish the commercialization and administration charges payable by Large Users who opt for the joint purchase of renewable energy managed by CAMMESA. The Large Users who choose to meet their renewable energy consumption quota directly through a generator, are allowed to enter into a supply contract without having to incur the expenses of the joint purchases system.

ELECTRICITY RATE AND REGULATORY SITUATION

In 2019, and continuing with the guidelines defined by the RTI process, the ENRE, by means of different resolutions, approved: (i) the review of cost values (CPD) of February 2019 together with the stimulus factor, whose application was deferred until March 2019, and the value to be applied for the thirty six remaining installments resulting from the gradual application system established in ENRE Resolution No. 63/2017; (ii) the recovery of 50% of the CPD that should have been applied in August 2019, which had to be recovered in six CPD variation-adjusted installments; (iii) the disappearance of the energy-savings discount for T1R (small-demand residential tariff) customers, whether or not framed under the social tariff benefit; (iv) the increases of Power Reference Prices (PRP) and Stabilized Prices of Energy (SPE) in the MEM for the February-October 2019 period; and (v) the amounts of the discounts related to the Social Tariff, the Social Tariff caps and the discounts applicable to neighborhood sports clubs, all of which sought to reduce the tariff gap and, consequently, the government subsidy.

1 Energy Plus is a contracting modality whose aim is to have additional generation in place in order to properly meet the demand for electricity.

On May 10, 2019, edenor and the Energy Government Secretariat, on behalf of the Federal Government, entered into an Agreement on the Regularization of Obligations, putting an end to the mutual pending claims originated in the 2006-2016 transition period, pursuant to which the Company (i) waived any rights to which it could be entitled and abandoned any actions against the Federal Government, including the complaint filed by edenor in 2013 for failure to comply with the obligations resulting from the Agreement on the Renegotiation of the Concession Agreement (the "Adjustment Agreement”) entered into on February 13, 2006; (ii) bound itself to settle debts for works and loans for consumption (“mutuums”) originated in the transition period; (iii) undertook to pay users certain penalty and compensation amounts related to that period; and (iv) agreed to make investments, in addition to those agreed upon in the RTI, aimed at contributing to improving the reliability and safety of the service. In return, the Federal Government partially recognizes the claim duly made by the Company -referred to in (i) above-, by fully offsetting pending obligations with the MEM for electric power purchases made during the transition period, partially cancelling the mutuums for investments granted by CAMMESA also during that period, and cancelling penalties payable to the National Treasury.

On September 19, 2019 edenor and Edesur S.A. entered into an Electricity Rate Schedules Maintenance Agreement with the Federal Government, pursuant to which the Federal Government instructed the ENRE to maintain, during the six-month period commenced on August 1, 2019, the electricity rate schedule that was in effect prior to the commencement of such period for all electricity rate categories. The Distribution companies accepted that the CPD adjustment, effective as from August 1, 2019, would be applied up to a maximum amount equivalent to that collected by the Holders of the Concession during the previous six-month period as recovery of the previous six-month period deferral, plus the adjustments that could arise. The CPD value, with the half-yearly adjustment due as of July 31, 2019, would become effective as from January 1, 2020. The generated difference of the CPD would be recovered in seven monthly installments as from January 1, 2020. Furthermore, the Distribution companies accepted that the update of the electricity rate schedule in relation to the seasonal prices of energy would take place as from January 1, 2020, and that the difference generated between seasonal prices would be recovered in 7 installments as from January 1, 2020. In the framework of the agreement, the parties also agreed to postpone the payment of any penalty until March 1, 2020.

On December 27, 2019, the ENRE instructed edenor not to apply the electricity rate schedules resulting from the provisions of the referred to Agreement, described in the preceding paragraph, as such Agreement had lost its applicability due to the electricity rate emergency provided for in Federal Law No. 27,541, with the electricity rate schedule that had been applied since May 1, 2019 remaining in effect.

By means of Federal Law No. 27,541 on Social Solidarity and Production Reactivation in the Framework of the Economic Emergency, regulated by Executive Orders Nos. 58 and 99/19, the state of emergency was declared in economic, financial, fiscal, administrative, pension, tariff, energy, sanitary, and social matters. Additionally, the Federal Executive Power was authorized both to maintain the electricity and natural gas rates under federal jurisdiction and to initiate either a renegotiation process of the RTI in effect or an extraordinary review, in a maximum term of 180 days, with the aim of reducing the real burden on households, shops and industries for 2020. The provinces were invited to adhere to these policies on the maintenance of rate schedules and renegotiation or extraordinary review of rates in their jurisdictions.

The Federal Executive Power was authorized to assume the administrative control of the ENRE and the ENARGAS for a term of one year and it was provided that during the declared emergency period, the ENRE will retain the jurisdiction over the public service of electricity distribution provided by edenor and Edesur S.A.

ANNUAL REPORT 2019

CHAPTER

05

Description of our management activities

edenor ágil

In this chapter, we will comment on the main new developments, progress and achievements made throughout 2019.

For the sake of a better understanding, we must mention the values based on which all of our activities are carried out:

BUSINESS MANAGEMENT

DEMAND FOR ELECTRICITY

 In 2019, edenor’s demand for electricity amounted to 24,960 GWh, which represents a 3.65% decrease as compared to that of 2018. The MEM’s demand for electricity amounted to 128,880 GWh.

Additionally, in 2019 the maximum value of power reached by edenor amounted to 5,124 MW, 0.52% lower than that of 2018, whereas the highest peak recorded by the MEM was 26,113 MW.

Furthermore, according to the data provided by CAMMESA, the MEM’s installed capacity as of December 31, 2019 amounted to 39,704 MW.

The development of power is the following:

ENERGY SALES

 The amount of energy sold in 2019 amounted to 19,447 GWh, which represents an 8.2% decrease as compared to 2018. The graph below shows the development of sales over the last 5 years.

ENERGY COST

In Argentina, most of the electricity generated is of thermal origin. The energy consumed during 2019 was supplied by the following sources: fossil fuels (oil, natural gas and coal) 62%, hydroelectric 27%, nuclear 4% and renewable sources, wind and solar photovoltaic 7%.

In 2019, there was a reduction in the use of fuel oil and diesel fuel (54% lower than that of 2018) as a primary source, which generated lower production costs due to the progressive increase in the use of natural gas to supply generation of thermal origin. Additionally, the combination of two effects -energy savings in winter due to mild temperatures and a greater supply of domestic natural gas- resulted in a significant reduction of LNG import volumes.

In 2019, edenor purchased the total amount of energy in the market at an average annual monomic price of ARS 2,116.95/MWh, equivalent to USD 35.3/MWh.

The development of the average purchase price over the last years is shown in the following graph:

ENERGY LOSSES

The TAM of total losses2 for 2019 amounted to 19.86%, which represents an increase compared to the 18.20% of the previous year.

The absolute value of losses in GWh was higher than that of 2018. The greatest losses occurred in the last four-month period as a result of the political context associated with the socioeconomic framework.

2 Technical losses: those that are the necessary consequence of electricity transmission and distribution. Non-technical losses: those due to theft, defective installation or metering flaws that prevent the correct metering of customer consumption.

In Regions II and III, new shantytowns continue to appear, along with the growth of the existing ones. The theft of energy in these areas continues to be the main factor behind the increase in total losses.

In 2019, the plan launched in previous years continued to be implemented, substantially increasing the installation of MIDE self-managed meters, under a plan that consists in having 250,000 meters in place in 2020. The plan is aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers. In 2019, 75,160 MIDEs were installed, 57,000 of which are currently enabled.

The installation of the new type of MULCON network, which had begun by the end of 2018, continued, leveraging the MIDE meter’s functionalities and increasing invulnerability in neighborhoods with a high fraud rate.

Furthermore, we continued working on the development of analytical tools and artificial intelligence aimed at improving effectiveness as to where inspections to reduce energy theft are directed.

In 2019, 485,000 Tariff 1 (small demand) meter inspections were carried out with a 52% effectiveness. As for energy recovery, in addition to the normalization of customers with MIDE meters, clandestine consumers were normalized by installing conventional meters. In all the cases, a striking rate of repeat fraud practices was noticed.

The TAM of losses growths owing to an absolute factor, the losses in GWh, and a relative factor, caused by the strong decrease in the billing of Large Users, in which fraud is minimal.

ENERGY RECOVERY

As a consequence of the inspections carried out, and according to the type of fraud, an analysis of the billing is performed, whose result is sent to Negotiation for billing and collection management purposes.

Thanks to the inspections carried out, in 2019, the amount of unbilled consumption of energy recovered totaled ARS 803.1 million.

Moreover, the recovery of energy in MWh, broken down by tariff category is as follows:

ELECTRICITY RATES

SEE Resolution No. 366/18 set forth the increases of Power Reference Prices (PRP) and Stabilized Prices of Energy (SPE) in the MEM for the 2019 February-April, May-July, and August-October three-month periods. Furthermore, it increased the value of the National Fund of Electricity (FNEE) to ARS 80/MWh, and maintained the values set forth in SEE Resolution No. 75/18 for both the High-Voltage Electric Power Transmission and the Regional Distribution.

In 2019, the ENRE informed the distribution companies, as well as the Province of Buenos Aires and the City of Buenos Aires, by note, about the amounts of the Social Tariff discounts, the Social Tariff caps and the discounts applicable to neighborhood sports clubs to be financed by both jurisdictions.

In the months of February and March 2019, by means of ENRE Resolutions Nos. 25 and 27/2019, new electricity rate schedules were set, which included:

•       application of new seasonal prices for the February-April 2019 three-month period;

•       application of the new value of the National Fund of Electricity (FNEE) of ARS 80/MWh;

•       deferred adjustment of CPD unit parameters, which should have been applied in February 2019. This comprised:

✓  application of a -1.59% S Factor for February 2019;

✓  a 78.05% adjustment of the CPD;

✓  updating of the remaining thirty six installments due to the differences between VAD values, ENRE Resolution No. 33/2018;

✓  application of five installments to recover the owed 50% of August 2018 CPD;

✓  recognition of the ITF difference as provided for in section 1 of ENRE Resolution No. 307/2019.

On April 30, 2019, SRRyME Resolution No. 14/19 was published, approving the definitive winter scheduling for the MEM submitted by CAMMESA, related to the May-July and August-October three-month periods. This resolution divided the distributor general demand into Residential and non-Residential, and maintained the Distributor ≥ 300 kW Large Users category. Additionally, it modified the Power Reference Prices (PRP) and the Stabilized Price of Energy (SPE) related to the May-October 2019 period.

Subsequently, as from May 1, 2019 and by means of ENRE Resolution No. 104/2019, a new electricity rate schedule, which reflects the new seasonal prices of SRRyME Resolution No. 14/19, was set for the May-July 2019 three-month period, with increases being only generated by the new seasonal prices of energy for all non-residential customers.

In this regard, in October 2019, SRRyME Resolution No. 38/2019 approved the seasonal scheduling for the November 2019 – April 2020 periods and provided as well that the power reference price, the energy reference price for residential consumers and the energy reference price for the Distributors’ Large Users and for the other non-residential consumers, in effect since August 2019, will remain unchanged until April 2020.

   Moreover, on September 19, 2019 an Electricity Rate Schedules Maintenance Agreement was entered into between the Federal Government and the Company, in which a series of issues related to different rate adjustments were defined. This agreement finally ceased to be in force inasmuch as on December 27, 2019 the ENRE instructed edenor not to apply the electricity rate schedules resulting from the provisions thereof, and to continue applying the electricity rate schedule that had been approved by ENRE Resolution No. 104/19 of April 30, 2019.

▪  Position of the electricity rate in the international market:

The following histograms show a comparison of edenor’s electricity rates with those in effect in the international market:

COMMERCIAL MANAGEMENT

CUSTOMER SERVICE

We have been applying a customer service model that places the customer at the center of our action. Based on the permanent innovation in new trend-setting service experience tools, we keep high quality parameters, oriented towards customer needs and expectations.

Throughout 2019, we strengthened this new model that has allowed us to improve our customer service, consolidate the digital channels and facilitate the management of procedures. The pillars of this model are:

▪  Operating efficiency;

▪  Automation and digitization;

▪  Knowledge of customers;

▪  Communication to customers;

▪  More payment channels;

▪  Customer segmentation.

 In 2019, through the Customer Service Department, we developed actions that implied major changes for the internal as well as the customer-related management, with the aim of promoting excellence through innovation and continuous improvement with an efficient service.

The most important projects of 2019 were:

-       Customer service model

The customer service model implemented in the previous year consolidated. The model is primarily focused on customer satisfaction and is primarily aimed at achieving both operating efficiency and migration of customer contacts to the digital channels.

The new customer service model is rooted in the following implemented developments:

▪   edenordigital

With the aim of improving and consolidating the digital management for our customers, in 2019 we implemented a new version of the application for both its web format and cell phones.

This version offers customers a better navigation that allows for a faster and more intuitive user experience.

Furthermore, among the changes and improvements implemented, the following stand out:

✓  New log in options;

✓  Greater security;

✓  Incorporation of Large Users;

✓  New payment options and new procedures;

✓  100% digital management of procedures;

✓  More communication with the customer;

✓  Signing up for the digital bill.

As for management activities carried out through edenordigital during 2019, the following stand out:

✓  900,000 monthly visits;

✓  544,000 bill downloads per month;

✓  75,000  payments per month;

✓  5,000 procedures per month.

▪   Contact center

We implemented a new platform that enables an omnichannel management, facilitates self-management and provides more information to the agent in order to better attend to our customers’ needs.

Furthermore, we improved the automated telephone customer service by means of a smart menu that offers different options according to the customer’s context, thereby speeding up procedures and enhancing self-management.

Among the improvements made, the following are worth pointing out:

✓  Greater self-management thanks to the new IVR with thirty new query and management options;

✓  New forms of identification within the IVR;

✓  Priority attention to Large Users;

✓  Improvement of the communication with our customers, making more than 150,000 personalized calls.

▪   Commercial offices

In 2019, eleven offices incorporated the new model, which is expected to be implemented in all our commercial offices during 2020. The main feature of these new offices is a new sector that provides customers with prompt service, called “experience center”, which includes new solutions to remote assistance and self-management, such as the on-site video (36 positions and more than 50,000 managed turns), self-management kiosks, and 25 direct customer service telephone lines to carry out procedures, make claims and inquiries. This sector is supported by specialist staff, called “self-management service agents”, who provide guidance and advice to customers on the use of the self-managed devices available in the center.

This change is part of the new customer service concept, and its implementation ends up impacting decisively on the reduction of response times and the customer contact quality at the commercial offices.

Among the main indicators of this new model, the following can be mentioned:

✓  40% improvement in response times.

✓  50% of the customers manage their procedures in the first few meters of the experience center.

▪  Large Accounts

In 2019, we consolidated the exclusive and differentiated customer service for Large Accounts.

As part of the transformation of the customer service provided to this customer segment, we reorganized and defined the meter-reading, billing, delinquent payments portfolio and collection management processes, which allowed for a significant improvement of comprehensive management indicators, strongly impacting on customer satisfaction.

In addition to the account executives, we implemented in the commercial offices a customer service that gives priority to T2, multi-account, and corporate customers and real estate developers, which allows them to carry out procedures and make payments and inquires in any office through a personalized customer service that gives them priority.

Furthermore, exclusive service lines were created in the contact center, providing them with a better service.  In this way, these customer segments can have a more agile and direct form of communication with edenor.

▪    Centralized back office

With the aim of standardizing and improving the communication processes with the customer after the first contact has been made in the different customer service channels, and in conjunction with the plan for the modernization of commercial offices and implementation of the new customer service model, in 2019 we planned and carried out the centralization of the customer service back office work, the main purpose of which is to process customer contacts in an efficient and timely manner in order to minimize the number of interactions for the same procedure and standardize the analysis and resolution thereof and its communication to the customer.

Among the relevant indicators, we can mention the following:

✓  65% improvement in the resolution of digital procedures in the first contact;

✓  30% improvement in procedure management productivity.

The same methodology was implemented for the delinquent payments, billing and meter-reading processes, which made it possible to homogenize the tasks, unify the working criteria and coordinate the operational actions more efficiently.

-       New website

In July we launched the new, fully revamped, institutional website with an intuitive, customer-focused navigation and easy access to the information.

The site’s main innovations are:

✓  Direct access to edenordigital;

✓  Support center;

✓  Predictive search;

✓  Weather alerts;

✓  Exclusive site for investors.

-       Smart Meter (remote management)

In 2019, we began the development of the installation plan of the first 1,000 customers with smart meters in the Large Accounts segment, among which the security forces, airports, embassies, the media and edenor’s major customer stand out.

In this first stage, the smart meter-related billing accounted for 10% of the Company’s total billing.

The main operational improvements of these technologies are:

✓  Ensuring the carrying out of remote readings;

✓  Issuing potential fraud alerts;

✓  Issuing outage alarms, which also allows us to monitor the network of the affected customers more accurately, thereby reducing claim response times;

✓  Offering customers more information on their consumption behavior in order for them to administer energy use more efficiently, while offering them multiple additional services.

coMmunicaTION AS THE BASIS FOR ACHIEVING PROXIMITY TO THE CUSTOMER

-        “Let’s talk with numbers” and “Your energy advances” campaign

In 2019, we conducted a mass communication campaign focused on two axes:

 “Let’s talk with numbers”, whose aim was to make the general public aware of our activity’s data on costs, rates, investments and service quality. The communication was done by means of an open letter and five ads in nine newspapers, and was reinforced by posts on social networks.

 “Your energy advances” made it possible to inform about positive content through advertising initiatives with familiar language and daily life scenes. The main piece was a video that was broadcast on our own channels (website and YouTube), in addition to postings on Twitter and Facebook. This axis made also possible to provide information on edenor‘s works in each neighborhood through the “obras.edenor.com” web portal. From there, our customers can know about the works that are being carried out in all the municipalities of the concession area.

The “Let’s talk with numbers – Your energy advances” campaign included email marketing, online advertising and offline radio ads, the development of audio-visual material, postings on social networks, communications on the institutional website and internal communications.

-       Consumption campaign

In summer months (December 2018 and January 2019), we launched educational campaigns with the aim of providing our customers with information about their historical consumption in order that they could estimate the cost of their bills and take steps to reduce consumption.

The main purpose of these campaigns is to raise awareness among our customers of the efficient use of electricity and provide them with useful tools for them to apply in their homes.

Our customer service management in numbers

As of December 31, 2019, we have a total of 3,118,450 customers, the development of which over the last years is as follows:

All the previously mentioned noteworthy events and actions had an impact on our customer service channels:

✓ 26 commercial offices distributed in the entire concession area;

✓ Call Center (contact center);

✓ Website;

✓ edenordigital (virtual office);

✓ Chatbot3 system;

✓ Social networks (Twitter and Facebook);

✓ SMSs.

In 2019, monthly interactions between our customers and edenor through these channels once again surpassed one million:

3 A chatbot is a program that simulates human conversation by providing automated replies to inputs made by the user.

-       Social networks

Our profile in LinkedIn strengthened its institutional presence, showing the actions that were developed in the different in-company training programs. Additionally, it strengthened edenor‘s employer brand, in both job searches and the incorporation of new professionals

In 2019, the development of Facebook and Twitter social networks as channels to respond to customer claims, inquires and procedures continued. Interactions grew 82.77% compared to the previous year.

We detail below the number of interactions made in 2018 and 2019 in Facebook and Twitter:

CUSTOMER satisfacTION STUDIES

We believe it is important to know our customers’ opinion and identify their needs, in addition to measure their degree of satisfaction with the service.

For such purpose, different surveys were conducted:

▪  General satisfaction: to measure the satisfaction of customers of the different electricity rate categories concerning different aspects of the service, by assessing technical and commercial attributes;

▪  Transactional satisfaction: to know the satisfaction associated with customer interaction with the commercial offices;

▪  Image study: to establish edenor’s image and positioning in the Buenos Aires Metropolitan Area (CABA and GBA).

▪  Focus Group: on important issues for the Company, such as delinquent payments and losses.

In 2019, residential customers’ satisfaction stood at 76.3% -with the Company once again ranking second among other public utility companies-, which represents a 2.2% increase compared to 2018 and shows a positive trend over the last years.

The graph below shows the development of the indicator over the last five years:

READING, BILLING AND COLLECTING

In 2019, we carried out more than 17 million readings. This process has a high effectiveness percentage; 94.83 % of the cases are billed in first instance.

Technology adaptations, such as remote meter readings, the changes made in procedures, and the opening of new contact channels to coordinate meter readings notably reduced the number of cases that could not be billed in first instance, avoiding estimated consumption.

This degree of effectiveness impacts directly on the quality of the billing. Less than 0.076 % of the readings have given rise to a claim.

In 2019, estimated consumption cases accounted for 0.27% of total consumption billed.

Therefore, the subsequent processes of the commercial cycle have a regular flow; bill distribution tasks are more organized, due dates become more predictable and cash flows predictability is improved.

New technologies applied to our billing and bill delivery processes

We implemented a new app, especially designed for cell phones, that is used by 100 % of our bill distribution agents. With this application, we:

▪  improve the quality of the commercial service, providing customers with more accurate information on actual delivery;

▪  monitor task progress online;

▪  improve the logistics of bill delivery by geo-referencing delivery addresses and improve the supporting documentation in the case that a customer or the control authority makes a claim;

▪  optimize the process by reducing manual controls;

▪  contribute to the environment by drastically reducing the use of paper;

▪  reduce the amount of space used for documentation storage purposes and facilitate access thereto more directly by keeping past years’ information in digital form;

▪  can conduct field surveys that require supporting documentation and agile report by applying this app to other functionalities.

DELINQUENT PAYMENTS

In 2019, the delinquent payment level recorded an increase in pesos of 75.6% as compared to 2018, due to the worsening of the socioeconomic situation and the effect of the electricity rate increase applied during 2019, which raised the amount of the average balance per customer. In equivalent days of billing (“average days delinquent”), the increase amounted to 19.33%.

Throughout 2019, several actions were performed to control delinquent payments, among which the following can be mentioned:

•       Payment strategies to facilitate new payment channels;

•       Suspension of the electricity supply service to customers with significant outstanding balances;

•       Special notices prompting payment;

•       Personalized calls to negotiate and prompt payment;

•       Sending of e-mails informing about unpaid balances;

•       Management and follow-up plans;

•       More flexible payment plans;

•       Management of inactive accounts, including external collection agencies.

The development of the delinquent payment balance, measured in average days delinquent, over the last years is as follows:

TECHNICAL MANAGEMENT

edenor’S NETWORK

The system through which we supply electricity is comprised of 80 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 18,999 MVA of installed capacity and 1,529 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV and MV/MV distribution system is comprised of 18,484 MV/LV transformers, which represents 8,817 MVA of installed capacity, 11,454 kilometers of 33 and 13.2 kV medium-voltage lines, and 27,505 kilometers of 380/220 V low-voltage lines.

The table below shows the most significant data related to the transmission and distribution system for the last years:

InvesTMENTS

Investments made in 2019 amounted to ARS 9,919 million in constant currency and ARS 8,624 million in nominal currency. The execution of investment projects was given priority over any other disbursements as a way to maintaining the provision of the public service, object of the concession, under safe conditions.

In order to meet the demand, improve the quality of the service and reduce non-technical losses, the majority of the investments were aimed at increasing capacity, installing remote control equipment in the medium-voltage network, connecting new electricity supplies, and installing prepayment energy meters.

Additionally, we continued making investments aimed at the protection of the environment and the safety on the streets and public spaces.

The development of investments in nominal currency is detailed in the following graph:

 In 2019, investments went to the following accounts:

Transmission Structure

Our HV transmission network takes energy mainly from the Argentine Interconnected System through the Rodríguez and Ezeiza Substations, and the Puerto Nuevo, Nuevo Puerto, Costanera, Matheu, Parque Pilar and Zappalorto local thermal power plants; additionally it exchanges energy with other companies at transmission and distribution level.

With the aim of improving the quality of the service and meeting the growth in demand, we carried out significant works in the HV network, among which the following are worth mentioning:

▪	Putting into service of the expanded 500/220 kV Rodriguez Substation, with a new 800 MVA transformer bank;
▪	Putting into service of a new 220/132 kV - 300 MVA transformer in Edison Substation and a new 11 km-long 220 kV electrical transmission line that links Malaver and Edison Substations;
▪

Replacement of an 8 km-long section of a 132 kV three-phase oil-paper cable with an XLPE-type dry cable in one of the electrical transmission lines that link Malaver and Munro Substations. Continuation of replacement works of the second electrical transmission line, which is expected to be put into service in the third quarter of 2020;

▪

Continuation of works to link José C. Paz Substation with Morón – Matheu Substations’ 132 kV electrical transmission lines. The first stage of the project is expected to be put into service in the third quarter of 2020

Subtransmission Structure

Some of the main works performed were:

▪  Completion of the new 132/13.2 kV 2 x 80 MVA Aeroclub Substation with two new 132 kV electrical transmission lines for a total length of 8 km that link this substation to Casanova Substation;

▪  Putting into service of a new 132/13.2 kV - 80 MVA transformer in Ramos Mejía Substation with part of the new 13.2 kV switchboard;

▪  Replacement of two 132/13.2 kV - 40 MVA transformers in Paso del Rey Substation with two 132/13.2 kV - 80 MVA transformers;

▪  Replacement of two 132/13.2 kV - 40 MVA transformers in Altos Substation with two 132/13.2 kV - 80 MVA transformers;

▪  Replacement of two 132/13.2 kV - 20 MVA transformers in Puerto Nuevo Substation with two 132/13.2 kV - 40 MVA transformers.

Moreover, a series of works, mainly related to the adapting and revamping of different substations, continue to be performed. These works are expected to be completed throughout 2020.

Distribution Structure

Works performed:

▪  Installation of 36 new feeders in new and existing Substations;

▪  Closure between MV feeders of Substations and installation of 506 new MV/LV transformer centers and 547 power increases, which resulted in a net increase of installed capacity of 413 MVA.

Network improvement

The improvements made comprised all voltage levels. The most significant ones are detailed below:

▪  HV network: replacement of 132 kV and 220 kV disconnectors, and of 132 and 220 kV line protection switchboards;

▪  MV network: replacement of circuit breakers in substations and installation of internal arc protections in switchboards. Putting into service of a new switchboard in Migueletes Substation and continuation of assembly works of a new switchboard in Del Viso Substation. Significant replacement of old technology underground network, change of medium and low-voltage transformers, and change of equipment in transformer centers;

▪  LV network: replacement of underground and overhead network. Reinforcement of network with product quality problems.

DISTRIBUTION TECHNICAL MANAGEMENT

In 2019, and as mentioned in the different captions of this chapter, it was possible to improve the quality of the service while continuing with the plans and projects implemented in prior years. The results obtained represented a significant improvement in SAIFI and SAIDI service quality indicators.

Among the main operation and maintenance-related activities carried out during the year, the following are worth mentioning:

distribuTION

▪  Special Maintenance plans: change and adjustments of line poles

✓  4,346 MV line poles, 30% of which were replaced by reinforced concrete columns

✓  69,385 LV line poles

▪  Pruning plan in MV network

✓  Consolidation of the procedure consisting of three inspections per year with the related adjustments, which contributed to reducing faults created by vegetation contact on power lines.

✓  In the year, 171,880 trees were pruned or trimmed.

▪  Inspections in distribution networks

✓  5,506 Km of MV networks

✓  16,198 Km of LV networks

✓  5,055 inspections of Transformer Centers

✓  3,368 thermographic inspections

✓  Complete census of “Not Measured” equipment installations (Public lighting, traffic lights, cable television equipment, etc.).

▪  Leveraging MV planned installation procedures

When a facility is put out of service on a scheduled basis, a complete examination is made along with the necessary adjustments to take advantage of the power cut. Through this procedure, more than 6,800 tasks, which include 1,553 replacements of MV line poles, were carried out in the year being reported.

▪  Tasks performed by distribution mobile teams:

✓  48,682 grouped LV interruptions

✓  225,175 responses to individual LV claims

✓  55,707 installations of new electricity supplies

✓  239,183 delinquent payment-related electric actions

✓  485,000 energy recovery-related inspections in T1 customers

✓  34,596 energy recovery-related inspections in T2 and T3 customers;

✓  237,424 switching operations in the MV network during planned works

✓  70,035 switching operations in the MV network during forced events

✓  3,234 LV underground splices

✓  3,358 MV underground splices

▪  Response to outages reported at night

Continuing with that which had been implemented in 2018, the night crews in addition to the repair crews that are always on standby helped reduce interruption times.

▪  Problem in customer internal installation verification service

We continued to use the system on a technology platform that links consumer needs to technicians distributed in the concession area in order to early detect cases of internal problems in the customer’s facilities and thereby avoid unsuccessful interventions.

▪  Energy theft

✓  75,160 “MIDE” self-managed meters installed, 57,000 of which are currently enabled, reaching 199,728 enabled MIDE meters in the entire concession area

✓  240 special control operations in shopping areas, gated communities, and industrial parks at night.

✓  2,377 anti-fraud control operations

REMOTE CONTROL AND REMOTE SUPERVISION

In 2019, we continued working on the remote control and remote supervision plan of the MV/HV networks, and the upgrades in remote control equipment in Substations:

✓  671 new remote control operating points in the MV distribution network, achieving a total of 1,713;

✓  2,851 remote supervision points in the MV network were achieved;

✓  5 substations were adapted in order for them to be protected against cyber-attacks;

✓  New remote control systems and adjustments in 20 Substations;

✓  A distributed energy-related remote control project was carried out;

✓  With the remote control implementation achieved in both substations and the MV distribution network, more than 30 % of operations in the year were performed from a distance by remote controls.

TRANSMISSION

▪  Compliance with the Preventive Maintenance Plan of HV facilities and Substations in accordance with regulations.

▪  Implementation, in July 2019, of 6 lightweight LLW (Live-line working) teams comprised of two individuals that make it possible to carry out maintenance activities in the MV network without affecting the service. In this way, we completed the implementation of the 12 lightweight teams, achieving the following results:

✓  HV/MV live-line inspections: 2,590 KM

✓  HV/MV live-line adjustments: 4,500

✓  Live-line chamber cleaning tasks: 1,400

✓  HV live-line tasks: 1,150

▪  Development of new LLW techniques, such as cleaning of MV underground chambers, bypassing and cleaning of 132 kV disconnectors, installation of “Section breakers” that allow for the assembly and connection of switch disconnectors without affecting the service. They can also be used in multiple tasks such as replacement of line poles and renewal of conductors.

▪  Improvement of the training site and assembly of a low height power line at as laboratory to provide training and develop new techniques.

▪  Creation of an interdisciplinary working group for the “Follow-up of status and identification of fault patterns in HV metering transformers” with the aim of defining where maintenance and replacement tasks should be done based on results.

▪  The working groups with Transener technical staff, which had been implemented in 2018, remained active.

▪  Replacement of 107 HV metering transformers and 45 silicon carbide surge arresters with zinc oxide ones.

▪  Implementation of an infrared thermography plan in substations’ necks with HV bars that was incorporated in the maintenance plan. Verification of the condition of all the substations’ HV bars is carried out with the assistance of SACME, running flow estimators that allow for the early identification of anomalies.

▪  Replacement of bushings in 20 transformers, 10 of them as a result of improvement strategies (including 3 - 300 MVA units), 4 transformers with improved technology after entering the factory on account of adjustment tasks, and 6 transformers due to findings detected in the PAMP.

▪  Preventive replacement of 3 HV/MV transformers for reconditioning purposes in factory and encapsulation of MV connections in 22 transformers. This task enables protection of bare outgoing MV distribution lines against contact with animals, branches, and even strange thrown objects.

RESEARCH AND DEVELOPMENT

▪  The paper “Use of self-managed meters – Accessibility of low-income population to sustainable energy” was presented in 2019 CIRED International Congress on Electricity held in Madrid.

▪  A letters patent application was filed for the “LV electricity distribution network for special urban developments”. This network, known as MULCON (multiple concentric), has vandal-proof features, which, associated with the MIDE self-managed meters, allow sustainable access to the use of electricity.

▪  The paper "Criteria to Prioritize the Replacement of HV Instrument Transformers in a Distribution Utility: A Practical Approach" was presented in 2019 CIRED International Congress on Electricity.

LOGISTICS AND SERVICE MANAGEMENT

FlEET AND REAL PROPERTY

In 2019, based on operating needs, we increased the fleet, compared to 2018, to a total of 1,477 units.

 Furthermore, we developed a vehicle maintenance application in order that the users of the vehicles can request mechanical repairs, towing, and documentation from their cell phones.

Moreover, we changed the mechanical maintenance system to a fixed monthly fee system, which reduces costs, administrative work, and management times.

Additionally, the implementation of the first multifunctional hydraulic crane, which allows for greater versatility of tasks performed in groups, is to be noted.

As for real property, the new Pilar commercial office was finished, being the first of the ten commercial offices where the “Roll Out” project was implemented. Furthermore, with regard to the real estate asset to be constructed, which we acquired in 2015, and whose agreement was terminated due to the construction firm RDSA’s default, in August 2018 we entered into a settlement agreement that provided for the payment of USD 15 million as compensation. As of December 31, 2019, we have received USD 14 million and have filed proof of claims for the sum of ARS 2,125.9 million in RDSA’s insolvency proceedings.

LogIstiCS

•       Technological innovation in pole loading and unloading: we implemented the use of cranes with “log grapples” in the unloading and loading of poles, thereby replacing the manual task of four workers by a mechanized task, minimizing the risk of accidents in the operation.

•       Digitization of logistic operations: we finished implementing the use of HandHeld4 devices in the twelve Logistic centers, with barcode reading technology. Tasks were digitized, reducing to minimal levels the use of paper.

•       Improvement of Service level (SLA): we significantly reduced delivery and SLA compliance times.

QUALITY MANAGEMENT

servicE QUALITY

The fifth six-month period of the RTI’s five-year period (2017-2021), which is governed by the new Sub-Appendix IV to the Concession Agreement established by the RTI, began in March 2019.

In addition to establishing district and commune-based service quality controls, a quality improvement path with increasing requirements is implemented, regarding not only interruption frequency limits and admissible interruption duration but also the cost of non-delivered energy.  Additionally, an automatic penalty mechanism was implemented in order that the discounts on account of deviations from the established limits may be credited to customers within a term of 60 days as from the end of the controlled six-month period. As for the values of the definitive penalties, the ENRE’s decision concerning the information submitted for each six-month period is required.

The system of supplementary penalties established by ENRE Resolution No. 198/2018 has been maintained. According to such Resolution, supplementary penalties of 300 or 600 kWh per consumer based on the Feeder Six-month Period Path Factor (Factor de Sendero Semestral del Alimentador - FSSA) and the Consumer Six-month Period Path Factor (Factor de Sendero Semestral del Usuario - FSSU) were established as from the fourth six-month period of the RTI five-year period, which commenced in September 2018. The penalties that may eventually apply will have to be calculated and reported to the ENRE in a term of 120 calendar days as from the end of the six-month control period and deposited in an escrow account.

The interruption frequency and the total interruption duration over the last five years are detailed below:

Affecting the customer (*)	2014	2015	2016	2017	2018	2019
SAIFI (number of times)	9.55	8.93	8.67	9.02	6.94	6.15
SAIDI (hours)	33.03	26.63	25.84	27.55	22.65	15.94

(*) Rolling Annual Rate at December of each year.

Although the effect of the investment actions in distribution networks is reflected firstly in the decrease of the interruption frequency indicator, the ripening of these investments and those related to network maintenance and operation accompanied this effect with a clear improvement in the total interruption duration indicator.

4 HandHeld device: It is a type of portable computer with a writing recognition system that can be held in one hand while being used.

Product quality

With regard to product quality, the regulations that established a quality path for the RTI five-year period (2017-2021) continue to be in effect, setting voltage deviation limits for MV and LV supplies at a unified value of 8%, 5% exclusively for HV, and the cost of energy delivered in poor condition at incremental values throughout the path for both voltage levels and disturbances.

TELECOMMUNICATIONS AND INFORMATION TECHNOLOGY MANAGEMENT

Progress continued to be made with the transformation of edenor based on new technologies and processes, seeking to adapt to the dynamic industry context to which we are constantly exposed as a company. In that regard, in 2019 we began to implement the multi-year plan developed with the consulting firm Bain & Company by the end of 2018, the purpose of which is that both the technology and the area are prepared for the challenges posed by the transformation of edenor.

Thus, we continued adopting new practices and working methodologies with a cross-company vision of the processes, incorporating and developing new digital skills in the team and making progress in consolidating a flexible and robust technology architecture.

Digital architecture, innovation and processes

We began to implement the new Red Hat Fuse5integration platform, addressing as a priority the reengineering of the critical integrations associated with the management of street works carried out by the staff. This plan, which is expected to continue in 2020, is currently being developed with excellent results. We have implemented the project adopting agile methods, as part of a pilot plan we launched in 2019 with this and other projects.

One of the elements of the Digital Transformation strategy is smart metering (smart meters). This implies integrating smart meters of different manufacturers into our technical and application infrastructure.

In order to address this challenge, we designed a smart meter reference architecture, which represents a comprehensive framework that takes into consideration the technical aspects as well as the decision-making criteria and conceptual framework when implementing technologies, with the aim of ensuring that future trademarks and models of smart meters can integrate swiftly into the infrastructure of our applications.

As regards processes, we implemented, after an evaluation and testing, sixteen transactional robots (RPA) that allowed us to automate certain high-volume, repetitive processes, saving approximately 4,000 man-hours per month, in addition to improving the quality of the information.

With regard to our operational model, we put in place a Service Center aimed at improving the efficiency of the resources in charge of customer support, incident resolution and everyday technology services, producing a higher quality service, while optimizing response times and quality.

5 Red Hat Fuse: It is a distributed integration platform designed for agile integration with standalone, cloud-based integration deployment options for integration experts, application developers and business users.

coMmercial PROCESSes

We continued sustaining the development of an increasingly digital relationship with our customers by implementing the new edenordigital, thus migrating to a completely redesigned and new platform from the technological viewpoint, incorporating the possibility of carrying out procedures digitally and facilitating customer self-management. This new technology architecture will enable us to support the growth of future applications and functionalities.

Within the framework of the new commercial customer service model, digital experience centers were developed and implemented in some commercial offices, including the installation of 35 live chat sound and video booths and 20 self-service terminals.

We completed the implementation of the new Avaya contact center platform, a project that had begun in 2018. We now have a state-of-the-art omnichannel technology, capable of supporting the growth of digital procedures.

Technical, operating and SUPPORT processes

In the framework of our strategy towards a new more flexible and robust technology architecture, we migrated our ERP SAP to the Hana database and took it to the cloud. This resulted in an optimization of the back office’s critical processes times, a better user experience and a reduction in infrastructure costs.

With regard to the contractor management model, we carried out an integral review of the supplies management process and implemented a technology solution. This translated into a more accurate inventory in the contractors’ warehouses, avoiding inefficiencies in the stock of supplies and improving supply times. Additionally, we developed a mobile application to manage the contractors’ daily reports, seeking to achieve greater efficiency and higher quality information.

Data

To help drive business decisions, we also took into consideration the development of the governance model and the quality and analysis of data, seeking to introduce more advanced forms of analysis and intelligence practices, from the technology tools as well as from the development of analytical competencies.

In this line of action, we implemented several information models that incorporate artificial intelligence (machine learning). In 2019, we applied them to trace energy losses and fraud, predict faults in MV lines, and carry out customer segmentation according to payment behavior.

We also implemented six self-service-focused information models, which implies that the information remains available to all the areas so that they can self-manage in the analysis of the data they may require.

Additionally, in the year being reported we developed ten use cases under the “Data Lab” concept; experimental and multi-disciplinary work teams formed to answer business-related questions, on the basis of data analysis. In 2020 we will continue building this path as an initiative that promotes the development of analytical skills in the entire organization.

CYberseCuriTY

While making progress with the development of the multi-year industrial cybersecurity plan, a new infrastructure that manages the separation of the industrial network (SCADA/DMS, among others) and the corporate network was implemented with the aim of preventing unauthorized traffic exchange between both networks and improving responsiveness in the event of a cyberattack.

 The email platform was substantially improved, with capability to not only detect and block known and unknown advanced threats, but also protect our infrastructure from phishing, ransomware and spoofing.

Furthermore, as part of the SAP migration to the cloud project, the new landscape was implemented on AWS (Amazon Web Services), following the best security practices for the design, maintenance and operation of the new infrastructure.

Additionally, we worked on the design of the Disaster Recovery Plan (DRP), seeking to respond and recover in the minimum time possible the business’ core applications in the event of serious incidents.

InfrastructurE

Continuing with the development of a future smart grid, fiber optic cables continued to be laid to extend connectivity to transformer centers, substations, buildings and commercial offices, thus having more than 400 transformer centers connected and increasing the capacity of our own fiber optic network with nearly 1,500 Km in operation.

Moreover, as part of the development of the metering network, we were able to connect to our central systems nearly 2,500 meters distributed in all the concession area. This implied working on the monitoring, connectivity maintenance, and system integration of all remotely-managed and remotely-read meters.

In this regard, we implemented a new monitoring service to anticipate anomalies in both remotely-read and smart meters, in edenordigital, and in self-management terminals, among others.

We also put in place an online portal that provides information about the availability level of edenor‘s services and critical applications.

HUMAN RESOURCES MANAGEMENT

OUR EMPLOYEES

The following graph shows the development and breakdown of edenor’s staff:

With regard to the incorporation of personnel, in 2019 we continued to recruit talent through the Young Engineers and the Young Technicians programs. Additionally, through the Internal Recruitment Program we continued to promote the filling of positions with internal candidates, to support employee development and with the aim of increasing motivation and job satisfaction.

As for the Young Engineers Program, in 2019, the 9th edition was developed with the incorporation of 28 new engineering professionals, who received an induction training to help them know the business and were appointed to supervisory positions.

Additionally, through the Young Technicians Program, 42 applicants, all of them graduates from the technical schools of our concession area, joined the Company as members of the mobile teams to perform tasks in the electric power network transmission and distribution areas.

Furthermore, with regard to the Internship Program, in 2019, 35 university students applied to join the technical as well as the support areas.

Labor Relations

The Company’s labor relations with its employees are built around constant dialogue, which is reflected in the collective bargaining agreements entered into with the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) (production personnel) and the Asociación del Personal Superior de Empresas de Energía (Association of Energy Companies’ Supervisory Personnel) (supervision personnel).

Those Collective Bargaining Agreements (CCTs) are approved by the competent authorities, and the working conditions arising therefrom continue to apply until the signing of a new agreement by virtue of the provisions of Section 12 of Law No. 14,250, pursuant to which a collective bargaining agreement shall remain valid after its expiry if it is not renewed.

Furthermore, we continued to enter into several Memoranda of Understanding with the aforementioned unions with the purpose of improving productivity, efficiency, and integral application of the multi-tasking and multi-professional approach in the development of the tasks of personnel posts.

Adding to these aspects are the incorporation and adoption of new technologies and the introduction of changes in organizational structures, work plans and management systems, including the realignment of positions, responsibilities, work shifts and integration of different workplaces, thus allowing for the optimization of the Company’s human resources in the different operation areas.

Collective bargaining negotiations

With regard to wage agreements, the collective bargaining agreements entered into in 2018 continued to be in effect through October 2019. Furthermore, a new collective bargaining agreement, effective from November 2019 until January 2020, was signed.

The terms and conditions of the new wage agreements are described in Note 5.2 to the Financial Statements.

Training and Development

In 2019, we developed the work plan, applying the experience gained in the previous year when we launched the “Technical Knowledge Management” project.

In order to communicate the project information, the videos of the surveyed tasks were made available through a digital platform.

Training on the different topics was attended by 1,724 employees from the Distribution, DIME (Market Discipline) T1, T2, T3 and HV/MV power lines Repairs areas.

With regard to the Transmission area, 283 people participated in the training courses on Capacitor Bank, HV Pruning and HV Deliveries in Substations. In all the training courses on Technical Knowledge Management, both the members of the Mobile Teams and the Supervisors were trained.

Furthermore, for the fifth consecutive year, we carried out the “Leaders Program”, which consisted of five workshops addressed to supervisors, leaders, chiefs, assistant managers and managers, although registration was optional. Additionally, an edition of Introduction to Leadership Discipline addressed to specialists was held at the Torcuato Di Tella University. A total of 317 people participated on this occasion.

With regard to Development, we conducted, among other initiatives, 18 workshops on “Development Experiences”, which were attended by 220 people, among specialists, leaders, chiefs, assistant managers and managers. The main objective was to create spaces for conversation about Development and Self-development, as well as to share the existing projects and practices in connection therewith.

As for the Performance Management Process, we continued to extend its adoption to include the operational staff. Furthermore, we incorporated a goal library aligned with edenor’s strategic map, thereby contributing to the sustainability of the process with the business’ goals, and worked on the redesign of the competency model, which will be reflected in the 2020 cycle.

We conducted the second “People Review” to assist in human resources planning according to the challenges of the organization, identifying potential successors for Board and Management-level positions, on the basis of a detailed analysis of the available talent and the action plans thereon.

Furthermore, we worked on a talent identification and action plan definition process to accompany the transformation of the Customer Service Department. We surveyed the competencies for more than 100 people among supervisors and those in charge of Commercial Offices, the Large Accounts Department and the Channels Management Under-Department.

Detailed below is a summary of the hours of training of our own staff:

Hours of own staff training
Development	20,488
Continuing Education	1,302
Young Engineers Program	14,906
Leaders Program	1,700
Primary Terminality	2,580

Operating	88,174
Professional Update	2,647
Technical Training	54,279
Integrated Management System	12,345
GC Operations	18,903

Total	108,662

In November 2019, seven participants earned the certificate of completion of primary studies as a result of the program launched last year, which offered our employees an alternative plan to finish their studies in accordance with the provisions of the EPPA PBA. This program promotes personal development and is a key aspect of both edenor‘s commitment to its employees and its commitment to contributing to an integrated society with increased opportunities.

Human RESOURCES MANAGEMENT PLATFORM

In 2019 we continued improving and incorporating new functionalities to our human resources management platform. “Integrated” is an open and collaborative platform that not only combines and integrates several information systems into one single management space, but also seeks employee self-management and decentralization to enhance the performance of leaders over their work teams.

Among the platform’s modules and tools we can mention the following:

✓  “We manage”: administration and self-management of information, requests and inquiries.

✓  “We choose”: management of employee recruitment.

✓  “We connect”: benefits, integration and communication space.

✓  “We prevent”: management of staff health and safety.

✓  “We improve”: performance management process to be main players in the achievement of the Company’s results.

✓  “We learn”: acquisition of knowledge and skills, and continuous learning management.

✓  “We honor”: access to the recognition program to honor outstanding management activities.

Internal communication and Work environment

In 2019 our actions were aimed at strengthening the personnel’s sense of belonging and closeness to the different areas and organizational levels, promoting different communication spaces and channels.

The main actions developed were:

▪  “Communication meetings”

▪  Digital relationship, communication and management platform “edenorcerca”, accessible from a mobile application, PC/notebook or any other digital device. The aim of this platform is to provide employees with a space for simplifying their daily management, as well as to facilitate real-time access to information;

▪  Digital billboards, clearly visible to all the staff, where edenor updates are broadcast;

▪  “turecibo.com” platform (electronic payslip platform), where certain important employee notices are included;

▪  Active Network: it is a group of employees who spontaneously volunteer to become part of a team, whose function is to share information, be multipliers of ideas and contents, form bonds and create spaces for dialogue, perform an active listening and contribute innovative ideas to improve on a daily basis the way in which we communicate in edenor.

In this regard, we conducted an Organizational Climate Survey, which allows us to become aware of the staff’s level of commitment. In this edition, the satisfaction index was 88% -a figure higher than the average of the market-, which, as in the last few years, continues to indicate that edenor is a very good place to work. Furthermore, the commitment and labor climate indexes increased 82% and 69%, respectively. The staff’s participation continues to grow as to the number of replies. With the results obtained, we continued developing action plans based on the identified strengths and improvement opportunities.

PROCESSES AND CONTROL

CODE OF ETHICS

In the framework of our Strategic Vision review, the Code of Ethics approved in 2015 and updated in 2019 continues to be applied.

The Code provides a roadmap to how we are expected to conduct ourselves and lays the foundation for delivering the service of excellence we set out to achieve.

The Code of Ethics is available on both the integration, communication and management platform “edenorcerca” and the platform where employee payslips are stored.

Internal control system

As from 2007, and upon entering the international capital market through the listing of our securities in the United Stated, we had to make sure that business processes and financial information are in line with the control framework required by domestic and international regulations. Within these regulations, compliance with the Sarbanes-Oxley Act (“SOX”) passed in 2002 and regulated by the Securities Exchange Commission (SEC) is deemed essential. That Act sets forth strict conditions for companies listed in the American market, which must be observed in order to avoid penalties with a high personal and institutional impact. Therefore, we have implemented a continuous process for risk surveying, documentation and controls that allows us to assess the effectiveness of the internal control system over economic and financial reporting. Since 2008, an annual evaluation of this process is performed, and its result is included in the certification submitted to the SEC by the CEO and the CFO.

As of December 31, 2019, Management has assessed the effectiveness of the internal control system, using the criteria set forth in the conceptual framework defined by the COSO (2013), and concluded that an effective internal control on the issuance of its financial statements has been maintained.

ANNUAL REPORT 2019

CHAPTER

06

Fiscal Year Results

ANALYSIS OF ECONOMIC RESULTS

In fiscal year 2019, edenor posted a profit of ARS 12,134.1 million as compared to the ARS 6,608.2 million profit recorded in fiscal year 2018. We disclose below the development of the Company’s results:

The operating profit for fiscal year 2019 amounts to ARS 3,598.1 million, as compared to the ARS 6,060.5 million operating profit recorded in the previous fiscal year. The effects caused by the application of the RTI made it possible to gradually restore edenor’s economic and financial position in these last two fiscal years and until mid-2019 fiscal year. However, the constant increase in the operating costs -necessary to maintain the level of service-, the Argentine economy’s inflationary environment and the sustained recession since mid-2018, in addition to the freeze on tariffs in the last months of 2019 should be taken into account.

The profit for 2019 fiscal year shows an 84% increase compared to the previous fiscal year, due mainly to the Agreement on the Regularization of Obligations entered into in 2019 by and between the Federal Government and edenor.

This Agreement provided mainly that edenor agrees to abandon any actions to which it may be entitled against the Federal Government; to settle debts for works, mutuums and penalties in favor of users; and to make additional investments aimed at improving the overall service. In return, the Federal Government fully offset pending obligations with the MEM for electric power purchases and partially cancelled the mutuums granted by CAMMESA and certain penalties in its favor. As a consequence of the Agreement, a pre-tax profit of ARS 17,094.8 million was recognized, which does not imply any inflow of funds whatsoever; quite on the contrary, edenor must comply in the next 5 years with the agreed-up investment plan.

Without taking the effects of the aforementioned Agreement into account, the profit for the year would have amounted to ARS 1,776.2 million, which would imply a 73% decrease compared to the profit posted in 2018.

 As a consequence of the electricity rate increases of February and May 2019 (see “Electricity Rates” - Chapter 5), in 2019 revenue from sales amounted to ARS 89,943.8 million, which represents a 5% increase as compared to 2018. Furthermore, energy purchases in 2019 increased 16%, as compared to the previous year, to a total amount of ARS 57,041.8 million.

With regard to operating costs, they recorded a decrease of approximately 6% as compared to fiscal year 2018, basically due to both a reduction in the amount of penalties as a consequence of the improvement in the technical product quality and the safety on streets, and the decrease in retroactive adjustments made by the ENRE due to the signing of the Agreement on the Regularization of Obligations entered into in 2019.

Furthermore, as of December 31, 2019 and 2018 Other operating expense, net amounted to ARS 1,970.4 million and ARS 2,031.0 million, respectively.

In 2019, the net financial expense amounted to ARS 9,076.7 million, as compared to the ARS 9,641.8 million recorded in 2018. This 6% decrease in net expense is mainly related to both the decrease in the exchange difference loss and the interest generated by the commercial and financial (mutuums) debts with CAMMESA, which were partially cancelled in 2019 by means of the Agreement on the Regularization of Obligations.

ANALYSIS OF THE FINANCIAL AND CASH POSITION

Financial Position

	At December 31,		Variation
	2019	2018	$	%
ASSET
Non-current assets	101,596.5	97,312.5	4,284.0	4%

Current assets	17,876.1	21,075.8	(3,199.7)	(15%)
TOTAL ASSETS	119,472.6	118,388.3	1,084.3	1%

LIABILITIES
Non-current liabilities	35,738.8	38,511.0	(2,772.2)	(7%)

Current liabilities	24,583.0	32,256.3	(7,673.3)	(24%)
TOTAL LIABILITIES	60,321.8	70,767.3	(10,445.5)	(15%)

EQUITY	59,150.8	47,621.0	11,529.8	24%

TOTAL LIABILITIES AND EQUITY	119,472.6	118,388.3	1,084.3	1%

The variations recorded in the main assets and liabilities accounts as of December 31, 2019, as compared to the previous year, were as follow:

▪   Property, plant and equipment: its increase is due mainly to the Board of Directors’ express decision to prioritize the execution of investment projects with the aim of maintaining the provision of the public service, object of the concession, under safe conditions.

▪   Trade payables: its decrease is due to the decrease of our debts with CAMMESA, mainly as a consequence of the settlement of the balance owed as of March 31, 2015 by means of the Agreement on the Regularization of Obligations entered into in 2019.

▪   Trade receivables: its slight increase is mainly due to the effect of the electricity rate increases applied as from February 1, 2019 and May 1, 2019.

▪   Borrowings: its decrease is mainly due to the repayment of financial loans and the repurchase of corporate notes during 2019.

Cash Flows

	At December 31,		Variation
	2019	2018	$	%

Net cash flows generated by operating activities	10,158.3	15,225.7	(5,067.4)	(33%)

Net cash flows used in investing activities	(5,156.0)	(13,238.1)	8,082.1	(61%)

Net cash flows (used in) generated by financing activities	(5,071.5)	(3,224.5)	(1,847.0)	57%

Decrease in cash and cash equivalents	(69.2)	(1,236.9)	1,167.7	(94%)

Cash and cash equivalents at the beginning of year	42.5	188.1	(145.7)	(77%)

Exchange differences in cash and cash equivalents	438.6	239.9	198.8	83%

Result from exposure to nflation	(2.2)	851.3	(853.6)	(100%)

Decrease in cash and cash equivalents	(69.2)	(1,236.9)	1,167.7	(94%)

Cash and cash equivalents at the end of the year	409.6	42.5	367.2	865%

In 2019, the level of cash and cash equivalents continued to show a net decrease as compared to fiscal year 2018. Cash flows provided by operating activities amounted to ARS 10,158.3 million, which were mainly used for the financing of the investment plan for ARS 5,156 million, the repurchase of own shares for ARS 599 million, the payment of debt principal and interest for ARS 2,941.3 million, and the repurchase of Corporate Notes for ARS 1,531.1 million.

COMPARISON OF VALUES IN NOMINAL AND CONSTANT CURRENCY

The table below details the comparative values of the statement of income, both in nominal and constant currency:

	12.31.2019		12.31.2018
	Nominal currency	Functional currency	Nominal currency	Functional currency

Revenue	73,669.3	89,943.8	45,454.2	86,039.9
Electric power purchases	(46,814.2)	(57,041.8)	(26,150.3)	(49,015.2)
Subtotal	26,855.1	32,902.0	19,303.9	37,024.7
Transmission and distribution expenses	(10,347.9)	(16,146.6)	(7,647.0)	(16,780.5)
Gross gain	16,507.2	16,755.4	11,656.8	20,244.2
Operating expenses	(10,003.9)	(13,157.2)	(7,300.3)	(14,183.8)
Operating profit	6,503.4	3,598.1	4,356.6	6,060.5
Agreement on the Regularization of Obligations	13,403.1	17,094.8	-	-
Net financial expense	(7,435.4)	(9,076.7)	(4,497.9)	(9,641.8)
Gain on net monetary position	-	11,191.8	-	13,076.4
Profit before taxes	12,471.2	22,808.0	(141.4)	9,495.1
Income tax	(2,598.2)	(10,673.8)	13.1	(2,886.9)
Profit for the year	9,873.0	12,134.1	(128.2)	6,608.2

MAIN FINANCIAL RATIOS

	2019	2018

Current liquidity	0.73	0.65
Current assets / Current liabilities

Immediate liquidity	0.65	0.59
Cash and banks plus credits / Current liabilities

Solvency	0.98	0.67
Equity / Total Liabilities

Asset immobilization	0.50	0.82
Non-current assets / Total assets

Equity ratio	0.50	0.40
Equity / Total assets

Profitability before taxes	0.49	0.23
Profit (loss) before taxes / Equity excluding profit or loss

ANNUAL REPORT 2019

CHAPTER

07

Sustainability

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INDUSTRIAL SAFETY

In the first quarter of 2019, we restructured our organizational chart in order for the Technical Department to play an accompanying and active role in the “Technical Strategy” in line with the business digital transformation process that is currently being developed by edenor. Within this framework, the Occupational and Industrial Safety area became part of the Human Resources Department.

By the end of 2019, the annual audit conducted by the IRAM on Industrial Safety Management was satisfactorily passed, which allowed us to maintain the OHSAS 18001 Certification obtained in 2005.

The Occupational Health and Safety management programs were updated for certification purposes in 2020, following the guidelines of the new 2018 ISO 45001 standard.

To achieve these Occupational Health and Safety-related goals, we performed several activities, whose results were reflected in the improved accident indicators of the last years.

The table below details the frequency and severity rate of accidents over the last years:

Accidentology	2015	2016	2017	2018	2019	% improvement vs 2018
Frequency rate	45.29%	44.89%	32.51%	30.18%	21.52%	8.66%
Severity rate	1.51%	1.78%	1.01%	1.14%	0.76%	0.38%

PUBLIC SAFETY

In this regard, the annual audit conducted by the IRAM on the Public Safety System (PSS) according to ENRE Resolution No. 421/11, was successfully passed, thus maintaining the related certification.

With regard to third party accidents, 22% of them occurred in third-party facilities, such as inside houses or street lighting columns. Although these accidents are not under the responsibility of edenor, they must be recorded and reported in accordance with the Regulatory Authority’s requirements.

According to the analysis of the accidents recorded in 2019, 60% of them are the result of vandalism and third party negligence.

Additionally, we continued to hold periodic meetings with contractors to discuss public safety-related issues. At such meetings, the results of the inspections performed, the goals achieved, the analysis of deviations found, and the street accidents suffered by their staff are presented to the contractors, who are also provided with guidelines for the training to be given to their workers.

   With regard to external communication, we began to hold meetings on public safety issues with the municipalities.

Furthermore, information about public safety issues and recommendations in the event of weather alerts continued to be provided, using for such purpose the social networks, which are also used to report electrical hazards in the streets.

QUALITY

As a fundamental pillar of the Integrated Management System (IMS), all the processes have been implemented and are certified under the ISO 9001:2015 Quality Management Systems international standard. It began to be implemented in 1999, in the meter-reading, billing, collection, procurement and logistics processes, and, as from 2005, it was extended to all edenor‘s processes.

In October 2019, the external maintenance audit of the Integrated Management System (IMS); ISO 9001 Quality Management System; ISO 14001 Environmental Management Systems; and OHSAS 18001 Occupational Health and Safety System was conducted and successfully passed. The certifying entity IRAM highlighted as strengths the technical level and the commitment to the service of the interviewed technical staff, as well as the assignment of technology and financial resources to improve the service and the customer service.

The main innovations incorporated into the Quality Management System (ISO 9001:2015) were: customer-focus; leadership; people’s commitment; process approach; improvement; evidence-based decision making; and relationships management.

These principles aim at promoting a quality culture among the organization’s individuals to seek their commitment and participation.

The purpose is to secure the individuals’ involvement in the compliance with the Integrated Management System (IMS) Policy, which governs our System’s actions and supports the application of our Competitiveness and Sustainability Model.

At the same time, we actively participated in the Argentine Standardization Institute (IRAM); the Argentine Society for Continuous Improvement (SAMECO): the Quality, Continuous Improvement and Environment-related sharing experience commissions; the Ibero-American Foundation for Quality Management (FUNDIBEQ), the National Quality Award (PNC) and the Argentine Professional Institute for Quality and Excellence (IPACE).

SUSTAINABILITY REPORT – GLOBAL COMPACT REPORT

In 2019, we issued the sixth sustainability report, which covers the 2017-2018 biennium. The report details the actions, challenges and goals in economic development, environmental care, customer management and employee development-related topics. All of them aligned with the Sustainable Development Goals promoted by the United Nations.

In line with our commitment to the Global Compact’s ten principles, we have integrated the Communication on Progress (COP) into the Sustainability Report.

The report was translated into English for the first time, demonstrating a clear commitment to all our stakeholders.

The Sustainability Report is available in our official website and the “edenorcerca” intranet.

ENVIRONMENTAL MANAGEMENT

edenor is certified under ISO 14,001:2015 standard since 1999.

Environmental Impact

In 2019, we received the Environmental Clearance Certificate granted by the Provincial Agency for Sustainable Development of the Province of Buenos Aires for certain works projects developed in such district.

Additionally, with the guiding principle of contributing to the quality of life of our customers, the Special Authorization Certificates were obtained for each of our warehouses, ensuring proper management in the handling and final disposal of hazardous waste. Those certificates were granted by the Provincial Agency for Sustainable Development of the Province of Buenos Aires and the National Environment and Sustainable Development Ministry.

Monitoring Program

 Level of noise and electromagnetic field measurements were made in different facilities of edenor. The results obtained were positive, extensively complying with the limits required by the regulations for this type of facilities.

COMMUNITY ACTIONS – EDUCATIONAL PROJECTS

In 2019, the Corporate Social Responsibility (CSR) area was created, within the Human Resources Department, with the aim of enhancing and integrating all the actions carried out by edenorin the communities where we operate. For this purpose, the Electricity inclusion project, the “edenorchicos” Educational Programand the Scholarship and mentoring programwere developed.

Furthermore, we continued with the 2nd edition of the “Professionalizing Practices Program” for young students from technical schools.

In the same line, we also conducted four “Workshops on First Employment” addressed to those who had been awarded a scholarship by Pampa Foundation in order to provide them with the necessary tools for their first job interviews. Additionally, we participated in different solidarity and exchange events with municipalities of the Buenos Aires urban sprawl and in seven job fairs with the aim of getting in contact with young students and generate a talent base for future employment opportunities.

SUSTAINABLE ENERGY

DISTRIBUTED GENERATION

In 2019, Law No. 27,424 on “Program for the Promotion of Distributed Generation of Renewable Energy Integrated in the Public Electricity Grid” was regulated. The law allows users to install in their premises renewable energy generation equipment for self-consumption and sale of generation surpluses injected into edenor‘s network.

We were the first distribution company of the country to connect a user-generator under the aforementioned law. This first user-generator installed a photovoltaic generation equipment comprised of twelve solar panels and twelve micro-inverters, for a total of 3 kW peak power.

At the end of 2019 edenor had 22 user-generators.

TARIFF 3 remote management project

In 2019, we began to implement the first phase of the T3 customer meters modernization plan. This phase consists in replacing 1,000 conventional meters with smart meters. It is expected that the total universe of T3 customer meters will be replaced between 2020 and 2022.

Smart meters have advanced tools for fraud detection, handling, real-time information on service and product quality events, as well as greater capabilities to gather data on electrical variables. These attributes will allow for an improved network planning to offer our customers new businesses and value added services.

In parallel with equipment replacement, we put in place and linked our commercial system with the reading software of the new smart meters.

SMART METER FOR MEDICALLY DEPENDENT ON POWER CUSTOMERS

Continuing with the actions developed to provide medically dependent on power customers with a preferential customer service, we launched a smart meter installation pilot plan in a reduced number of cases, approximately 10 % of the universe. Based on the results of this pilot plan, the entire universe of medically dependent on power customers, 1,400 customers, is expected to be provided with smart meters.

The main purpose of the project is to take advantage of the service quality, last gasp, and power restore real-time notification functions offered by these meters.

REMOTELY-MANAGED MIDE

In 2019, we increased the number of remotely-managed MIDE smart meters to a total of 26,000, distributed in 139 transformer centers.

LAST GASP PROJECT

With the aim of making power outage and restoration detection in sensitive customers more efficient, and building synergy with the smart meter implementation projects, we began to develop tools to achieve an automatic alert generation in this group of customers.

The last gasp and power restore real-time events relayed from the meters are monitored in a specific visualization portal developed for our Control Center.

As a next stage in the process, we will integrate this with the interruption management system.

ANNUAL REPORT 2019

CHAPTER

08

Board of Directors' Proposal

APPROVAL OF FINANCIAL STATEMENTS

As required by section 234 of the Business Organizations Law, we hereby inform that the Financial Statements for the year ended December 31, 2019 will be submitted for approval purposes to the next Shareholders’ Meeting.

ALLOCATION OF PROFITS

In compliance with current legal regulations, and given that the fiscal year’s result amounted to a profit of ARS 12,134.1 million, subject to the adjustments provided for by CNV General Resolution 777 that will be calculated and reported in accordance with the applicable indexes available prior to the Shareholders’ Meeting, this Board of Directors unanimously resolves to propose that the Annual General Meeting allocate the profit for the year in the following manner: ARS 606.7 million to the Statutory Reserve and ARS 11,527.4 million to the discretionary reserve for future investments and other requirements.

ACKNOWLEDGEMENTS

Finally, we would like to thank all our employees, who make of edenor the country’s largest electricity distribution company. To all of them, to our shareholders, advisors, suppliers and, mainly, to our customers, our deepest gratitude for having accompanied us during 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 9, 2020